Jeff Long
Securities & Exchange Commission
Washington, D.C.
March 8, 2013

Dear Jeff:

In response to your inquiry regarding the language in the CRA Qualified Investment Fund (CRA Shares) prospectus describing the earmarking of investments -- specifically how it is accomplished and whether it complies with Section 18 -- please be advised of the following:

1)
Earmarking is a term originating from the regulations associated with the Community Reinvestment Act itself, referring to the practice of giving consideration to an investment within a commingled investment vehicle to a particular shareholder purely for CRA purposes.  As with any other mutual fund, each shareholder owns a pro-rata share of the entire fund, regardless of the underlying securities that may have been earmarked for CRA purposes. Earmarking does not in any way suggest or create an ownership interest in that security by that shareholder. In fact, during our last SEC exam, it was requested of us to include “earmarking” language in the prospectus and statement of additional information to clarify this exact point.

2)
As mentioned above, shareholders in all three share classes of the Fund own a pro-rata share of the entire fund and no one share class or shareholder has any additional interest in any underlying security than another.

3)
The tracking of Fund securities for the purposes of CRA earmarking is accomplished through the use of the Advisor’s proprietary database referred to as CRA Tracker.  The database connects individual securities that benefit specific geographies (or assessment areas according to the CRA) to relevant shareholders on a purely illustrative basis and for CRA purposes only.  The information within CRA Tracker is used for the purpose of CRA oversight and generating reports for use by CRA shareholders during their CRA exams.

I hope I have clarified this adequately.  If you have any questions please don't hesitate to contact me.  Thank you for your attention to this matter.

Stefanie Little
Chief Compliance Officer
The Community Reinvestment Act Qualified Investment Fund